Amended and Restated Investment Advisory Agreement

AMENDED EXHIBIT A

Two Roads Shared Trust

IronHorse Capital, LLC

As amended: March 6, 2019

Fund	Investment Advisory Fee	Effective Date
Conductor Global Equity Value Fund	1.25%	October 1, 2016
Conductor International Equity Value Fund	1.15%	April 24, 2019

TWO ROADS SHARED TRUST,

On behalf of the Funds

By: /s/ Jim Colantino

Name: Jim Colantino

Title: President

IronHorse Capital llc

By: /s/ H. Kerr Tigrett

Name: H. Kerr Tigrett

Title: Principal